37

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              An-Con Genetics, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                                     032347 20 5
                                 (CUSIP Number)


                         Kenneth W. Davidson, President
                              Maxxim Medical, Inc.
                             10300 49th Street North
                            Clearwater, Florida 33762
                                 (813) 561-2100
           (Name, Address and Telephone Number of Person Authorized to Receive
                                             Notices and Communications)


                                September 8, 1998
                        (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

      1       NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS.
                              Maxxim Medical, Inc.
                                   76-0291634
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
      3       SEC USE ONLY


-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

     Not applicable. See Introduction to the Statement and Item 3 of the Statementbelow..
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                               State of Texas
--------------------------------------------------------------------------------
        NUMBER OF          7    SOLE VOTING POWER

         SHARES                             3,000,000
                           -----------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER
                                            0
      OWNED BY EACH        -----------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
        REPORTING                           3,000,000
                           -----------------------------------------------------
       PERSON WITH         10    SHARED DISPOSITIVE POWER
                                                     0
                           -----------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     3,000,000
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (10) EXCLUDES CERTAIN
               SHARES  [ ]

--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                                     18.0%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON

                                     CO
--------------------------------------------------------------------------------

                                  INTRODUCTION

     This statement on Schedule 13D is filed on behalf of Maxxim Medical, Inc., a Texas corporation ("Maxxim"). On May 8, 1998, Maxxim and An-Con Genetics, Inc. ("An-Con") entered into an agreement whereby An-Con purchased certain assets (and assumed certain liabilities) associated with the Bovie brand electrosurgical products manufactured and sold by Maxxim (the "Bovie Assets"), for a purchase price of 3 million shares of An-Con common stock ("Common Stock"). As An-Con did not have a sufficient number of authorized but unissued shares of its Common Stock available at the time of the closing of the transaction, the purchase price was paid by the issuance by An-Con to Maxxim of a secured convertible subordinated promissory note in the principal amount of $3 million (the "Note"). The Note provided that it would automatically convert into 3 million shares of Common Stock upon the filing with the Delaware Secretary of State of an amendment to the Certificate of Incorporation of An-Con (the "Amendment") increasing the number of shares of its authorized Common Stock. The filing of the Amendment was subject to the approval of the increase in the number of authorized shares of Common Stock by the stockholders of An-Con at the 1998 annual meeting of the stockholders of An-Con. The An-Con annual meeting was held on September 8, 1998, the increase in the number of authorized shares of Common Stock was approved by the stockholders at the meeting, and the Amendment was filed with the Delaware Secretary of State on September 8, 1998.

     In connection with the above described transaction, Maxxim and An-Con entered into a Registration Rights Agreement, pursuant to which An-Con agreed to register the 3 million shares of Common Stock for resale by Maxxim under the federal and state securities laws as soon as reasonably practicable after demand by Maxxim; provided however, that Maxxim may not make such a demand until immediately after the earlier to occur of: (a) six months following the date of first inclusion of An-Con's Common Stock on the NASDAQ Small Cap Market, the NASDAQ National Market System or other national securities exchange; and (b) August 8, 1999.

     Also, An-Con created a vacancy in its Board of Directors and elected a nominee of Maxxim, Mr. Kenneth W. Davidson, to fill the vacancy, and An-Con agreed to appoint additional nominees of Maxxim to its board in the event that its board was expanded during the term of the Agreement, so that Maxxim's designees would hold an approximate percentage of the total number of seats on the board of An-Con equal to the percentage of the outstanding shares of Common Stock of An-Con owned by Maxxim.


Item 1.     Security and Issuer:

     This statement relates to shares of Common Stock of An-Con Genetics, Inc., a Delaware corporation, the principal executive offices of which are located at 734 Walt Whitman Road, Melville, New York 11747.

Item 2.     Identity and Background.

     The person filing this statement is Maxxim Medical, Inc., a Texas corporation. The principal business of Maxxim is the manufacture and development of a diversified range of specialty medical products. The principal office and principal business of Maxxim are located at 10300 49th Street North, Clearwater, Florida 33762. The attached Schedule I sets forth a list of the executive officers and directors of Maxxim as well as their business addresses, present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship. Maxxim has no controlling person or corporation.

     During the last five years, neither Maxxim nor, to the best of Maxxim's knowledge, any person named on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which as a result of such proceeding Maxxim or any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

     On May 8, 1998, Maxxim and An-Con Genetics, Inc. ("An-Con") entered into an agreement whereby An-Con purchased certain assets (and assumed certain liabilities) associated with the Bovie brand electrosurgical products manufactured and sold by Maxxim (the "Bovie Assets"), for a purchase price of 3 million shares of An-Con Common Stock.

Item 4.     Purpose of Transaction

     The purpose of Maxxim's acquisition of the Note and the Common Stock was to assist An-Con in financing the purchase of the Bovie Assets from Maxxim.

     In connection with the transaction between Maxxim and An-Con, Maxxim and An-Con entered into a Registration Rights Agreement, pursuant to which An-Con agreed to register the 3 million shares of Common Stock for resale by Maxxim under the federal and state securities laws as soon as reasonably practicable after demand by Maxxim; provided however, that Maxxim may not make such a demand until immediately after the earlier to occur of: (a) six months following the date of first inclusion of An-Con's Common Stock on the NASDAQ Small Cap Market, the NASDAQ National Market System or other national securities exchange; and (b) August 8, 1999. Maxxim intends to sell shares of the Common Stock and reduce its percentage of share ownership as opportunities arise, consistent with maintaining the value of its investment in its remaining shares.

     Also, An-Con created a vacancy in its Board of Directors and elected a nominee of Maxxim, Mr. Kenneth W. Davidson, to fill the vacancy, and An-Con agreed to appoint additional nominees of Maxxim to its board in the event that its board was expanded during the term of the Agreement, so that Maxxim's designees would hold an approximate percentage of the total number of seats on the board of An-Con equal to the percentage of the outstanding shares of Common Stock of An-Con owned by Maxxim.

Item 5.     Interest in Securities of the Issuer.

     (a) According to An-Con's most recently available filing with the Commission, there were 13,629,693 shares of Common Stock outstanding on July 31, 1998. Giving effect to the issuance of 3 million shares of Common Stock to Maxxim on September 8, 1998, An-Con would have 16,629,693 shares outstanding, with Maxxim owning approximately 18.0% of the total number of outstanding shares.

     To the best of Maxxim's knowledge, none of the persons listed on Schedule I beneficially own any shares of Common Stock of An-Con.

     (b) Maxxim has the sole right to vote and dispose of all of the Common Stock beneficially owned by it.

     (c)  To  the  best  of  Maxxim's  knowledge,   there  have  been  no  other
transactions in the An-Con Common Stock effected during the past 60 days by Maxxim or any of the persons listed in Schedule I.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In connection with the transaction between Maxxim and An-Con, Maxxim and An-Con entered into a Registration Rights Agreement, pursuant to which An-Con agreed to register the 3 million shares of Common Stock for resale by Maxxim under the federal and state securities laws as soon as reasonably practicable after demand by Maxxim; provided however, that Maxxim may not make such a demand until immediately after the earlier to occur of: (a) six months following the date of first inclusion of An-Con's Common Stock on the NASDAQ Small Cap Market, the NASDAQ National Market System or other national securities exchange; and (b) August 8, 1999.

     In connection with the transaction between Maxxim and An-Con, An-Con created a vacancy in its Board of Directors and elected a nominee of Maxxim, Mr. Kenneth W. Davidson, to fill the vacancy, and An-Con agreed to appoint additional nominees of Maxxim to its board in the event that its board was expanded during the term of the Agreement, so that Maxxim's designees would hold an approximate percentage of the total number of seats on the board of An-Con equal to the percentage of the outstanding shares of Common Stock of An-Con owned by Maxxim.


Item. 7.     Material to be Filed as Exhibits.

     1.1 Asset Purchase Agreement dated May 8, 1998, by and between An-Con and Maxxim.

     1.2 Registration Rights Agreement dated May 8, 1998, by and between An-Con and Maxxim.

                                   Schedule I


     Each of the individuals below, except for Messrs. Davidson, Graham, Lamont, Wafelman and Beek, is a citizen of the United States of America. Messrs. Davidson, Graham and Lamont are citizens of Canada. Messrs. Wafelman and Beek are citizens of The Netherlands. For each person whose employment is with Maxxim, the principal business of their employer and their business address is described under Item 2 above.

                                              Principal  Occupation  or  Employment;   Principal  Business  of
Name                                          Employer; Business Address.
Kenneth W. Davidson...............            Chairman of the Board, President and Chief Executive Officer
                                              Maxxim Medical, Inc.

Peter M. Graham...................            Executive  Vice  President,   Chief   Operating   Officer  and
                                                   Secretary
                                              Maxxim Medical, Inc.

David L. Lamont...................            Vice President and Group Vice President
                                              Maxxim Medical, Inc.

Henry T. DeHart...................            Vice  President,  Executive Vice President  Operations,  Case
                                                   Management
                                              Maxxim Medical, Inc.

Jack F. Cahill....................            Vice   President,   Executive   Vice   President   Sales  and
                                                   Marketing, Case Management
                                              Maxxim Medical, Inc.

Alan S. Blazei....................            Vice President, Controller and Treasurer
                                              Maxxim Medical, Inc.

Joseph D. Dailey..................            Vice President, Information Services
                                              Maxxim Medical, Inc.

Suzanne R. Garon..................            Vice President, Human Resources
                                              Maxxim Medical, Inc.

Rob W. Beek.......................            Vice President, Managing Director, Maxxim Medical Europe
                                              Maxxim Medical, Inc.

Donald R. DePriest................            President  of MedCom  Development  Corporation,  the  General
                                              Partner of MCT  Investors,  L.P., a limited  partnership
                                              engaged in the business of venture capital investing.
                                              MCT Investors, L.P.
                                              625 Slaters Lane, G100
                                              Alexandria, VA 22314

Peter G. Dorflinger...............            President and Chief Operating Officer of Physicians  Resource
                                              Group, Inc., a physicians practice management company.
                                              Physicians Resource Group, Inc.
                                              3 Lincoln Center, Suite 1540
                                              5430 LBJ Freeway
                                              Dallas, TX  75240

Martin Grabois, M.D...............            Professor   and  Chairman  of  the   Department  of  Physical
                                              Medicine  and   Rehabilitation   at  Baylor  College  of
                                              Medicine in Houston, Texas.
                                              Baylor College of Medicine
                                              Dept. of PM&R
                                              1333 Moursund Ave.
                                              Clinic Bldg. A221
                                              Houston, TX  77030

Ernest J. Henley, Ph.D............            Professor  of  Chemical  Engineering  at  the  University  of
                                              Houston
                                              49 Briar Hollow Lane
                                              #1902
                                              Houston, TX  77027

Richard O. Martin, Ph.D...........            Chairman  and  Chief  Executive  Officer,  of  Physio-Control
                                              International   Corp.,   a   manufacturer   of   cardiac
                                              defibrillators and monitoring equipment.
                                              Physio-Control International Corp.
                                              11811 Willows Road N.E.
                                              Redmond, WA 98073-9706

Henk R. Wafelman, Ing.............            Executive  Chairman of the Dutch  Society of  Enterprises  in
                                              Medical  Technology,   a  Netherlands  based  technology
                                              society.
                                              Taksteeg 3
                                              1012 PB
                                              Amsterdam, The Netherlands

                                    SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 21, 1998


_/s/ Alan S. Blazei_________________
(Signature)

_Alan S. Blazei_____________________
_Vice President, Corporate Controller & Treasurer
(Name and Title)